UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                                 Agency.com Ltd.
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                                (Name of Issuer)

                          Common Stock, $.001 par value
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                         (Title and Class of Securities)

                                    008447104
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                                 (CUSIP Number)

                              Barry J. Wagner, Esq.
                                 General Counsel
                               Omnicom Group Inc.
                               437 Madison Avenue
                            New York, New York 10022
                                 (212) 415-3600
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 29, 2000
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

-------------------------------             ------------------------------------
   CUSIP No. 008447104               13D             Page 2 of 11 Pages
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      1     NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Omnicom Group Inc.
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      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ]
                                                                (b) [X]
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      3     SEC USE ONLY
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      4     SOURCE OF FUNDS

            WC
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      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) or 2(e)                                   [ ]
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      6     CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
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                        7     SOLE VOTING POWER

                              None.
                      ----------------------------------------------------------
        NUMBER OF       8     SHARED VOTING POWER
         SHARES
      BENEFICIALLY            14,760,278
        OWNED BY      ----------------------------------------------------------
     EACH REPORTING     9     SOLE DISPOSITIVE POWER
       PERSON WITH
                              None.
                      ----------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              14,760,278
--------------------------------------------------------------------------------

      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            14,760,278
--------------------------------------------------------------------------------

      12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*  [ ]
--------------------------------------------------------------------------------
      13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            38.6%
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      14    TYPE OF REPORTING PERSON*

            CO
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                      SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------             ------------------------------------
   CUSIP No. 008447104               13D             Page 3 of 11 Pages
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      1     NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Communicade Inc.
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      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ]
                                                                (b) [X]
--------------------------------------------------------------------------------
      3     SEC USE ONLY
--------------------------------------------------------------------------------
      4     SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

            PURSUANT TO ITEM 2(d) or 2(e)               [ ]
--------------------------------------------------------------------------------
      6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                       7     SOLE VOTING POWER

                              None.
                      ----------------------------------------------------------
        NUMBER OF       8     SHARED VOTING POWER
         SHARES
      BENEFICIALLY            14,760,278
        OWNED BY      ----------------------------------------------------------
     EACH REPORTING     9     SOLE DISPOSITIVE POWER
       PERSON WITH
                              None.
                      ----------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              14,760,278
--------------------------------------------------------------------------------
      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            14,760,278
--------------------------------------------------------------------------------

      12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                     [ ]
--------------------------------------------------------------------------------
      13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            38.6%
--------------------------------------------------------------------------------
      14    TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------
                      SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------             ------------------------------------
   CUSIP No. 008447104               13D             Page 3 of 11 Pages
--------------------------------------------------------------------------------
      1     NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Communicade Investment Company of Nevada, Inc.
--------------------------------------------------------------------------------
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ]

                                                                (b) [X]
--------------------------------------------------------------------------------
      3     SEC USE ONLY
--------------------------------------------------------------------------------
      4     SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) or 2(e)                           [ ]
--------------------------------------------------------------------------------
      6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Nevada
--------------------------------------------------------------------------------
                       7     SOLE VOTING POWER

                              None.
                      ----------------------------------------------------------
        NUMBER OF       8     SHARED VOTING POWER
         SHARES
      BENEFICIALLY            14,760,278
        OWNED BY      ----------------------------------------------------------
     EACH REPORTING     9     SOLE DISPOSITIVE POWER
       PERSON WITH
                              None.
                      ----------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                              14,760,278
--------------------------------------------------------------------------------
      11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            14,760,278
--------------------------------------------------------------------------------

      12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

            SHARES*                                                 [ ]
--------------------------------------------------------------------------------
      13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            38.6%
--------------------------------------------------------------------------------
      14    TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------
                      SEE INSTRUCTIONS BEFORE FILLING OUT!

      This amendment (the "Amendment") amends and supplements the information set forth in the Statement on Schedule 13D filed by Omnicom Group Inc. ("Omnicom") and Communicade Inc. ("Communicade"), a wholly owned subsidiary of Omnicom, on February 10, 2000 (the "Schedule 13D") relating to common stock of Agency.com, Ltd. (the "Issuer"). In addition to items specifically amended and supplemented by this Amendment, each item of the Schedule 13D to which the information set forth in the following paragraph is relevant is amended thereby.

      Communicade Investment Company of Nevada, Inc. ("CICN" and collectively with Communicade and Omnicom, the "Reporting Persons"), a wholly owned subsidiary of Communicade to which Communicade and Omnicom had transferred securities of the Issuer, transferred in privately negotiated transactions on December 29, 2000 warrants to purchase an aggregate of 3,768,000 shares of common stock of the Issuer ("Shares") for an aggregate price of $11,304,000. In addition, CICN exercised the remaining warrants of the Issuer owned by CICN to purchase 2,232,000 Shares. Giving effect to these transactions, as of the date hereof, the Reporting Persons beneficially own 14,760,278 Shares, which constitute 38.6% of the Shares outstanding according to the Issuer's Quarterly Report on Form 10-Q filed on November 14, 2000 plus the 2,232,000 Shares issued to CICN upon exercise of its warrants.

Item 2. Identity and Background.

Item 2 is hereby amended to add the following immediately prior to the final sentence thereof:

III. Communicade Investment Company of Nevada, Inc.

      (a)   Name:

            Communicade Investment Company of Nevada, Inc.

      (b)   Address of Principal Business:

            6100 Neil Road, Suite 500
            Reno, NV 89511

      (c)   Principal Business:

            CICN, an indirect wholly owned subsidiary of Omnicom, is engaged in the provision of communications services.

      (d)   Criminal Convictions During Past Five Years:

            None.

      (e) Subject to Certain Judgments, Decrees or Final Orders in Civil Proceedings During Past Five Years:

            None.

      (f)   State of Organization:

            Nevada

Item 5. Interest in Securities of the Issuer.

      CICN is the sole record owner of the 14,760,278 Shares to which this
Schedule 13D relates and has the power to vote and dispose of those Shares. Omnicom and Communicade have joined this Schedule 13D because CICN is Communicade's wholly owned subsidiary and Communicade is Omnicom's wholly owned subsidiary. As such, each of Omnicom and Communicade may be deemed to beneficially own the Shares owned by CICN. The 14,760,278 Shares beneficially owned by the Reporting Persons represent 38.6% of the outstanding Shares according to the Issuer's Quarterly Report on Form 10-Q filed on November 14, 2000 plus the 2,232,000 Shares issued to CICN upon exercise of its warrants.

Item 7. Material to be Filed as Exhibits.

Exhibit 1:  Agreement Among Filing Parties.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 29, 2000                    OMNICOM GROUP INC.

                                            By:    /s/ RANDALL J. WEISENBURGER
                                                   ---------------------------
                                                    Executive Vice President

                                            COMMUNICADE INC.

                                            By:      /s/ GERARD A. NEUMANN
                                                   ---------------------------
                                                    Chief Financial Officer

                                            COMMUNICADE INVESTMENT COMPANY
                                            OF NEVADA, INC.

                                            By:    /s/ GERARD A. NEUMANN
                                                   ---------------------------
                                                    Treasurer

                                   SCHEDULE 1

Item 2: Identity and Background

Item 2 of Schedule 1 is amended by adding the following to the end thereof:

            C.    Directors and Executive Officers of CICN

                  John D. Wren, President

                  Barry J. Wagner, Secretary

                  Gerald A. Neumann, Treasurer and Director

                  Randall J. Weisenburger, Director

                                  EXHIBIT INDEX

No.               Description
---               -----------

1.                Agreement Among Filing Parties.